

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Xavier D. Williams
Chief Executive Officer
American Virtual Cloud Technologies, Inc.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

     Re: American Virtual Cloud Technologies, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed January 15, 2021
          File No. 001-38167

Dear Mr. Williams:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 - Nasdaq Proposal I, page 6

1.   We note that you are seeking stockholder approval of the issuance of 20% or more of your outstanding common stock in connection with the acquisition of Kandy Communications LLC. Please provide the information required by Items 13 and 14 of Schedule 14A including audited and pro forma financial statement information. Refer to Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Simon